PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement dated April 4, 2017, Prospectus Supplement dated March 18, 2016 and Prospectus dated March 18, 2016)	Registration No. 333-210266

WESTAR ENERGY, INC.

Direct Stock Purchase Plan

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED APRIL 4, 2017, PROSPECTUS SUPPLEMENT

DATED MARCH 18, 2016 AND PROSPECTUS DATED MARCH 18, 2016

This is a supplement (Supplement) to the Prospectus Supplements, dated April 4, 2017 and March 18, 2016, in each case relating to the Westar Energy, Inc. Direct Stock Purchase Plan (Plan Prospectus Supplements), and the Prospectus, dated March 18, 2016 (Prospectus). This Supplement should be attached to the Prospectus and read in conjunction with the Prospectus and with the Plan Prospectus Supplements. Terms not defined in this Supplement have the respective meanings assigned to them in the Prospectus or Plan Prospectus Supplements. You should read this Supplement carefully and retain it for future reference.

Effective April 12, 2017, the features of the Plan that allowed for the reinvestment of dividends on shares of Westar Energy common stock, and optional cash investments in Westar Energy common stock, were suspended. Effective August 18, 2017, Westar Energy is reinstating these features. Shares acquired from optional cash investments and/or reinvested dividends will be purchased on the open market. The Plan Administrator will make arrangements with an Independent Agent to use initial and optional cash investments to purchase shares of Westar Energy common stock during the relevant investment period and to use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days to meet the requirements of the Plan. The price per share will be the weighted average price of all shares purchased by the Independent Agent for the applicable investment period, plus a brokerage commission fee of approximately $0.05 per share. Please refer to pages S-5, S-6 and S-7 of the Plan Prospectus Supplement, dated March 18, 2016, for additional information.

Dividends will be paid to Plan participants according to elections on file with the Plan Administrator, unless changed by the participant. Optional cash investments of at least $50.00 but not more than $10,000 monthly can be sent to the Plan Administrator at: Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004-1561. Please use the Optional Request Form, the tear-off section at the bottom of your account activity statement, to facilitate processing of your investment, or if not available, include your Westar Energy shareholder account number on your check. If you were participating in our monthly automatic electronic investment feature, you will need to re-enroll to continue to participate.

If any optional cash investment, including payment by check or automatic withdrawal, is returned for any reason, the Plan Administrator will remove from the participant’s account any common stock purchased with such funds and will sell these shares. The Plan Administrator may also sell additional common stock in the account to recover a returned funds fee for each optional cash investment returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by the Plan Administrator.

Investing in Westar Energy common stock involves certain risks. Please see “Incorporation of Certain Documents by Reference” on page 28 of the Prospectus for important information on where to find information about risks related to investing in Westar Energy securities. In particular, please see Westar Energy’s Annual Report on Form 10-K for the year ended December 31, 2016 and other filings made from time to time by Westar Energy with the Securities and Exchange Commission, including the sections titled “Risk Factors” and “Forward-Looking Statements” in those filings. These filings are incorporated by reference into this Supplement, the Plan Prospectus Supplements and the Prospectus.

Shares of our common stock are not savings accounts, deposits or other obligations of a bank, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. An investment in our common stock involves investment risk, including possible loss of principal.

Neither the Securities and Exchange Commission nor any state securities regulators or other regulatory bodies have approved or disapproved of these securities, or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2017.